Exhibit 99
FIRST NIAGARA FINANCIAL GROUP
401(k) PLAN
Financial Statements as of
December 31, 2008 and 2007
And
Supplemental Schedule
Together with
Report of Independent Registered
Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Qualified Retirement Plans Committee of    First Niagara Financial Group, Inc.:
We have audited the accompanying statements of net assets available for benefits of the First Niagara Financial Group 401(k) Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Bonadio & Co., LLP
June 25, 2009
Williamsville, NY

FIRST NIAGARA FINANCIAL GROUP 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

	2008	2007

ASSETS

Investments, at fair value:
Mutual funds	$50,576,715	$71,154,520
First Niagara Financial Group, Inc. common stock	28,672,046	21,895,968
Common/collective trust fund	2,976,129	3,243,555
Participant loans	2,018,877	1,939,077
Money market account	3,928,316	1,082,858
Guaranteed interest accounts	—	248,040

Total investments	88,172,083	99,564,018

Receivables:
Employer contribution receivable	125,571	591
Employee contribution receivable	208,709	710
Other receivables	—	55,443

Total receivables	334,280	56,744

Total assets	$88,506,363	$99,620,762

LIABILITIES

Other liabilities	$—	$64,008

Total liabilities	—	64,008

NET ASSETS AVAILABLE FOR BENEFITS	$88,506,363	$99,556,754

The accompanying notes are an integral part of these statements.

FIRST NIAGARA FINANCIAL GROUP 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007

ADDITIONS
Employee contributions	$6,327,552	$6,592,733
Employer contributions	3,473,700	3,677,918
Rollover contributions	253,220	640,722
Interest and dividend income	1,265,323	1,203,116
Net depreciation in fair value of investments, including realized gains and losses on sales	(14,360,362)	(1,404,918)

Total additions	(3,040,567)	10,709,571

TRANSFERS
Transfer from Gernold Agency, Inc. 401(k) Profit Sharing and Retirement Plan	—	1,661,093

Total transfers	—	1,661,093

DEDUCTIONS
Distributions to participants	7,966,181	13,754,897
Administrative expenses	43,643	36,744

Total deductions	8,009,824	13,791,641

Net decrease	(11,050,391)	(1,420,977)

NET ASSETS AVAILABLE FOR BENEFITS — beginning of year	99,556,754	100,977,731

NET ASSETS AVAILABLE FOR BENEFITS — end of year	$88,506,363	$99,556,754

The accompanying notes are an integral part of these statements.

FIRST NIAGARA FINANCIAL GROUP 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
1.	DESCRIPTION OF PLAN
The following description of the First Niagara Financial Group 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The plan is a defined contribution plan with salary reduction features as permitted under Section 401(k) of the Internal Revenue Code. The Plan is funded by employee and employer contributions and covers substantially all eligible employees of First Niagara Bank and its Subsidiaries, which is owned by First Niagara Financial Group, Inc. (collectively, the Company). It is intended to conform with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and subsequent legislation, when applicable.
At December 31, 2008 and 2007, the assets of the Plan were maintained by First Niagara Bank as Trustee and Fidelity Brokerage Services, LLC (Fidelity) as custodian. First Niagara Risk Management d/b/a First Niagara Benefits Consulting is recordkeeper for the Plan. First Niagara Risk Management is a subsidiary of First Niagara Bank.
Broker commissions associated with investment transactions and investment management fees are paid by the Plan. Administrative fees not paid by the Plan are paid by the Company.
As a result of the acquisition of Gernold Agency, Inc. (the sponsoring entity), the assets of the Gernold Agency, Inc. 401(k) Profit Sharing and Retirement Plan were transferred into the Plan during 2007.
Eligibility
All employees who have completed three months of service, as defined in the Plan, have attained the age of 21 and who are not represented by a collective bargaining unit are eligible to participate in the Plan.
Contributions
Employees who are eligible to participate in the Plan may elect to contribute up to 100% of their annual compensation, as defined in the Plan, subject to the annual limitations provided by the Internal Revenue Code. Employees who are age 50 or older by the end of the calendar year are allowed to make an additional “catch-up” contribution. This contribution was limited to $5,000 in 2008 and 2007. The “catch-up” contribution is not subject to the employer matching contribution.
The Company contributes a matching contribution to those participating employees who have elected to make employee contributions. The matching contribution is equal to 100% of an employee’s contribution up to 2% of the employee’s compensation (as defined in the Plan), plus 75% of an employee’s contribution between 2% and 6% of the employee’s compensation. Matching contributions for an employee shall not be more than 5% of the employee’s compensation in a Plan year.

1.	DESCRIPTION OF PLAN (Continued)
Contributions (Continued)
The Company may also make an annual discretionary contribution to the Plan. No discretionary contributions were made to the Plan during 2008 and 2007. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.
Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their investment allocation on a daily basis.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contributions, (b) Plan earnings and losses, and (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
All participants are immediately 100% vested in their contributions, plus allocated earnings thereon. Participants vest in Company matching and discretionary contributions as follows:

Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years	100%
Loans to Participants
Participants may borrow from their accounts a minimum of $1,000 per loan up to a maximum amount, which is the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a principal residence. The loans are collateralized by the participant’s account and bear interest at the rates available for comparable loans from commercial lending institutions. Principal and interest is paid ratably through payroll deductions.
Payment of Benefits
Employees are eligible for retirement benefits upon reaching age 65. Upon termination of service due to death, disability, or retirement, a participant or their beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or distributions based on various annuity options or fixed income payments. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Participating employees may take financial hardship withdrawals under prescribed circumstances, up to the value of vested contributions to their account.
Forfeited Accounts
Forfeitures of nonvested employer contributions may be used for Plan administrative expenses or to reduce the employer’s future contributions. During 2008 and 2007, forfeitures used to reduce employer contributions amounted to $162,007 and $117,218, respectively. Unused forfeited account balances were $110,648 and $138,145 at December 31, 2008 and 2007, respectively.

1.	DESCRIPTION OF PLAN (Continued)
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan’s assets include various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to the value of such investments, changes in the values of investments will occur and such changes could materially affect the amounts reported in the accompanying financial statements.
Investment Valuation and Income Recognition
The Plan’s assets are invested in various investments through Fidelity, the plan custodian. Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
The investments in the guaranteed interest accounts are valued at fair value as determined by Principal. The guaranteed interest accounts are non-fully benefit responsive, since withdrawals prior to maturity for events other than death, disability, termination, or retirement may be subject to a surrender charge. As such, guaranteed interest accounts are recorded at fair value. The fair value of the Plan’s guaranteed interest accounts approximates contract value.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
Payment of Benefits
Benefits are recorded when paid.
Reclassification
In order to facilitate comparison of financial information, certain amounts reported in the prior year have been reclassified to conform with the current year presentation.

3.	FAIR VALUE MEASUREMENTS
As of January 1, 2008, the Plan adopted the provisions of SFAS 157, “Fair value Measurements,” which defines fair value, establishes a framework for measuring fair value in GAAP, and enhances disclosures about fair value measurements for financial assets and financial liabilities. The adoption of SFAS 157 did not have a material impact on the Plan’s financial statements. The fair value hierarchy established by SFAS 157 is based on observable and unobservable inputs participants use to price an asset or liability. SFAS 157 has prioritized these inputs into the following fair value hierarchy:
Level 1 Inputs — Unadjusted quoted prices in active markets for identical assets or liabilities that are available at the measurement date.
Level 2 Inputs — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.
Level 3 Inputs — Unobservable inputs for determining the fair value of the asset or liability and are based on the entity’s own assumptions about the assumptions that market participants would use to price the asset or liability.
The following table sets forth, by level within the fair value hierarchy, the Plan’s investments that were accounted for at fair value on a recurring basis as of December 31, 2008. As required by SFAS 157, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Level 1	Level 2	Level 3	Total

Mutual funds	$50,576,715	$—	$—	$50,576,715
FNFG, Inc. common stock	28,672,046	—	—	28,672,046
Common/collective trust fund	—	2,976,129	—	2,976,129
Money market accounts	3,928,316	—	—	3,928,316
Participant loans	—	—	2,018,877	2,018,877

	$83,177,077	$2,976,129	$2,018,877	$88,172,083

The fair value of the mutual funds, FNFG, Inc. common stock, and money market accounts are estimated using quoted prices for identical assets in active markets. The underlying assets owned by the common/collective trust fund consist primarily of guaranteed investment contracts. Fair value of guaranteed investment contracts reflects the present value of expected future cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issue. While the majority of the common/collective trust fund’s investments are valued using Level 1 inputs, the fair value of the Plan’s interest in the fund is determined using Level 2 inputs. Participant loans are valued at their outstanding balances, an unobservable input, which approximates fair value.
Our valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While we believe our valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at December 31, 2008.

3.	FAIR VALUE MEASUREMENTS (Continued)
The table listed below provides a reconciliation of the beginning and ending balances for the Plan’s assets measured at fair value and classified as Level 3 for the year ended December 31, 2008.

Fair Value Measurements Using Unobservable Inputs (Level 3)	Participant Loans

Balance as of January 1, 2008	$1,939,077
Issuances, repayments and settlements, net	79,800

Balance as of December 31, 2008	$2,018,877

4.	INVESTMENTS
Beginning August 1, 2006, contributions to the Plan are invested under a service agreement with First Niagara Bank as trustee and Fidelity as custodian. Plan participants may allocate their funds among one or more of the following investment accounts:
•
Fidelity U.S. Treasury Money Market Fund — A money market fund that invests in low-risk securities whose interest is exempt from state and local income taxes. Normally investing at least 80% of assets in U.S. Treasury securities.

•
Fidelity Balanced Fund — A mutual fund that seeks income and capital growth consistent with reasonable risk. It is comprised of stocks and other equity securities, bonds, debt securities, and fixed income senior securities.

•
Bridgeway Ultra Small Company Market Fund — A mutual fund that seeks to provide a long-term total return of capital primarily through capital appreciation. It is comprised mainly of ultra-small company stocks.

•	Federated Capital Preservation Fund — A mutual fund whose primary objective is stability of principal and high current income. It invests primarily in stable value products.
•	Royce Pennsylvania Mutual Investors Fund — A mutual fund which seeks long-term growth of capital. It is comprised of securities of small and mid-capitalization companies.
•
Vanguard Total International Fund — A mutual fund that seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in Europe, the Pacific region, and emerging markets countries. It is comprised of investments in three other Vanguard funds — the Vanguard European Stock Index Fund, the Vanguard Pacific Stock Index Fund, and Vanguard Emerging Markets Stock Index Fund.

•
Vanguard Short Term Bond Fund — A mutual fund which seeks to track performance of a market-weighted bond index with a short-term dollar-weighted average maturity. It consists of medium and larger issues of U.S. government, investment grade corporate, and investment grade international dollar-denominated bonds that have maturities between 1 and 5 years and are publicly traded.

•
Vanguard Long Term Bond Fund — A mutual fund which seeks to track the performance of a market-weighted bond index with a long term dollar-weighted average maturity. It consists of medium and larger issues of U.S. government, investment grade corporate, and investment grade international dollar-denominated bonds that have maturities greater than 10 years and are publicly traded.

4.	INVESTMENTS (Continued)
•	Vanguard Target Income Fund — A mutual fund which seeks to provide current income and some capital appreciation. It consists of investments in other Vanguard mutual funds.
•
Vanguard Target Retirement 2015 Fund — A mutual fund which seeks to provide capital appreciation and current income consistent with its asset allocation. The fund invests in other Vanguard funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2015.

•
Vanguard Target Retirement 2025 Fund — A mutual fund which seeks to provide capital appreciation and current income consistent with its asset allocation. The fund invests in other Vanguard funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2025.

•
Vanguard Target Retirement 2035 Fund — A mutual fund which seeks to provide capital appreciation and current income consistent with its asset allocation. The fund invests in other Vanguard funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2035.

•
Vanguard Target Retirement 2045 Fund — A mutual fund which seeks to provide capital appreciation and current income consistent with its asset allocation. The fund invests in other Vanguard funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2045.

•	Vanguard Strategic Equity Fund — A mutual fund that seeks to provide long-term capital appreciation. It consists of small and mid-capitalization domestic stocks.
•	Vanguard 500 Index Fund — A mutual fund that seeks to track the performance of a benchmark index that measures the investment return of large capitalization stocks.
•	Vanguard Mid Cap Index Fund — A mutual fund that seeks to track the performance of a benchmark index that measures the investment return of mid-capitalization stocks.
Participants may also invest in First Niagara Financial Group, Inc. common stock (party-in-interest).
At December 31, 2008 and 2007, the fair values of investments that represent 5% or more of the Plan’s net assets were as follows:

	2008	2007

Vanguard 500 Index Fund	$10,700,214	$17,667,389
Fidelity Balanced Fund	5,815,519	8,265,615
Vanguard Total International Fund	4,429,448	8,450,347
Vanguard Target Retirement 2025 Fund	4,947,350	6,821,088
Vanguard Short Term Bond Fund	7,319,145	6,307,394
First Niagara Financial Group, Inc. common stock	28,672,046	21,895,968

4.	INVESTMENTS (Continued)
Net appreciation (depreciation) in fair value of investments, including realized gains (losses) on investments sold during the years ended December 31, 2008 and 2007 are as follows:

	2008	2007

Group annuity with insurance company	$—	$19,756
Mutual funds	(21,674,801)	4,324,974
First Niagara Financial Group, Inc. common stock	7,314,439	(5,749,648)

	$(14,360,362)	$(1,404,918)

5.	TAX STATUS

The Internal Revenue Service has determined and informed the company by letter dated May 5, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the Code). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

6.	PARTY IN INTEREST TRANSACTIONS

Dividend income earned on First Niagara Financial Group, Inc. common stock totaled $1,003,567 and $1,010,524 for the years ended December 31, 2008 and 2007, respectively.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to Form 5500:

	2008	2007

Net assets available for benefits per the financial statements	$88,506,363	$99,556,754

Amounts allocated to withdrawing participants	—	(509,375)

Net assets available for benefits per the Form 5500	$88,506,363	$99,047,379

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2008 and 2007, to Form 5500:

	2008	2007

Benefits paid to participants per the financial statements	$7,966,181	$13,754,897

Amounts allocated to withdrawing participants	(509,375)	509,375

Benefits paid to participants per the Form 5500	$7,456,806	$14,264,272

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have not been processed and approved for payment prior to December 31, 2007 and were paid in 2008.

8. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, Accounting for Income Taxes (FIN 48). This interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements, and applies to all entities, including employee benefit plans. Effective January 1, 2007, the Plan adopted FIN 48 and it did not have a material impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.

Schedule I
FIRST NIAGARA FINANCIAL GROUP 401(k) PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT
DECEMBER 31, 2008

	Description of	# of shares	Fair
Identity of Issue	Investment	or units	Value

	Money Market Accounts:
Fidelity	Fidelity Cash Reserves	184,214	$184,214
	Fidelity U.S. Treasury Money Market Fund	3,744,102	3,744,102

			3,928,316

	Common/Collective Trust Fund:
Fidelity	Federated Capital Preservation Fund	297,613	2,976,129

	Mutual Funds:
Fidelity	Vanguard 500 Index Fund	128,779	10,700,214
	Vanguard Total International Fund	410,514	4,429,448
	Fidelity Balanced Fund	443,256	5,815,519
	Vanguard Target Retirement 2025 Fund	533,695	4,947,350
	Vanguard Short Term Bond Fund	711,979	7,319,144
	Vanguard Target Retirement 2035 Fund	342,552	3,168,607
	Vanguard Mid Cap Index Fund	196,438	2,317,965
	Bridgeway Ultra Small Company Market Fund	231,577	2,230,083
	Vanguard Target Retirement 2015 Fund	244,843	2,338,250
	Vanguard Target Retirement 2045 Fund	172,533	1,651,141
	Vanguard Long Term Bond Fund	157,886	1,893,055
	Vanguard Strategic Equity Fund	84,691	990,888
	Royce Pennsylvania Mutual Investors Fund	177,191	1,229,708
	Vanguard Target Income Fund	162,326	1,545,343

			50,576,715

First Niagara Financial Group, Inc.	* Common Stock	1,773,163	28,672,046

Participant Loans	* Interest rates range from 4.00% to 10.25%		2,018,877

			$88,172,083

*	Denotes party-in-interest
This schedule was prepared solely from information certified by Fidelity Personal Trust Company, FSB.
The accompanying notes are an integral part of this schedule.